Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0278 F: +1 202.637.3593 payamsiadatpour@ eversheds-sutherland.com

February 8, 2022

Anu Dubey, Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20002

Re:	MSD Investment, LLC

Form 10

File Nos. 000-56375; 814-01481

Dear Ms. Dubey:

On behalf of MSD Investment Corp. (f/k/a MSD Investment, LLC) (the “Company”), set forth below are the Company’s responses to the oral comments received during a telephone call on February 3, 2022 with the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) regarding the Company’s registration statement on Form 10 (File No. 000-56375) (the “Initial Registration Statement”) filed on December 15, 2021. On January 28, 2022, the Company filed as correspondence a response to the Staff’s comment letter dated January 14, 2022 regarding the Initial Registration Statement, which included a redline reflecting any revisions to the Initial Registration Statement (the “Redline”). The Staff’s oral comments are set forth below and are followed by the Company’s responses. Page numbers referenced in the Staff’s comments refer to the numbered pages of the Redline. Where revisions to the Redline are referenced in the Company’s responses set forth below, such revisions are included in Amendment No. 1 to the Initial Registration Statement filed with the SEC on February 8, 2022 (the “Amended Registration Statement”).

1.	Comment: On page 4 of the Redline, please clarify what the risk in the bullets below identify:

•	Certain securities or obligations held by the Company may have terms longer than the term of the Company and certain loans may have grace periods of several years.

•

Certain state laws, public policy and general principles of equity relating to the protection of consumers, unfair and deceptive practices and debt collection practices may apply to the servicing and collection of principal and/or interest on the loans owned by or otherwise underlying our investments.

•

We may dispose of our investments through whatever manner we deem to be advisable, including through asset sales, repackaging transactions, securitizations, strategic transactions and other mergers and acquisitions activity, and/or any combinations thereof.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 4 and 5 of the Amended Registration Statement in response to the Staff’s comment.

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.

Anu Dubey, Senior Counsel February 8, 2022 Page 2

2.	Comment: We note that the Company’s correspondence dated January 28, 2022 included the following responses to comments number 37 and 38 in the Staff’s initial comment letter:

•	The Company respectfully advises the Staff that the Company’s Charter and Bylaws do not contain provisions that require shareholders to waive jury trials.

•	The Company respectfully advises the Staff that the Company’s Charter and Bylaws do not contain provisions that restrict shareholders’ ability to bring direct or derivative claims.

Please confirm that the foregoing responses were not intended to apply to the Company’s prior organizational documents (i.e., prior to the Company’s conversion from a limited liability company to a corporation) and that such responses apply to the Company’s current Charter and Bylaws.

Response: The Company respectfully advises the Staff that the responses set forth above apply to the Company’s existing Charter and Bylaws. The Company has added disclosures to pages 118 and 119 of the Amended Registration Statement reflecting the applicable provisions of the Company’s Bylaws.

3.	Comment: We note that the Company’s correspondence dated January 28, 2022 included the following response to comment number 10 in the Staff’s initial comment letter:

The Company respectfully directs the Staff to the section entitled “Risk Ratings” on page 14 of the Redline, which covers the Company’s policy for monitoring the risk of its portfolio. Additionally, while the Company will generally look to invest in debt investments with a maturity ranging from 3-8 years it does not have a stated maturity policy.

Please supplement this response by disclosing whether or not the Company will implement any restrictions on the credit quality of the investments that the Company may invest in.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 19 of the Amended Registration Statement in response to the Staff’s comment.

4.

Comment: In response to comment number 9 in the Staff’s initial comment letter the Company removed “and notes” from the disclosure on p. 7 of the Redline. Should it also be removed on p. 6 of the Redline and in other places this sentence appears?

Response: The Company respectfully advises the Staff on a supplemental basis that it has reinserted “and notes” where it was deleted in the Redline. Because the Company’s principal strategy includes investments in senior secured loans and notes, the language “and notes” should be included throughout the Registration Statement. For the avoidance of doubt, notes primarily include promissory notes and senior secured notes.

5.

Comment: We note the addition of a graphical representation of the quarterly calculation of the incentive fee in response to comment number 14 in the Staff’s initial comment letter. Please also disclose examples showing the calculation of the income related portion and capital gain related portion of incentive fees.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 10 to 12 of the Amended Registration Statement in response to the Staff’s comment.

6.

Comment: Under the section of the Form 10 entitled Limitations of Liability and Indemnification, please delete the language “provided that such person was selected, engaged or retained without gross negligence, willful misconduct, or fraud”.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 13 of the Amended Registration Statement in response to the Staff’s comment.

Anu Dubey, Senior Counsel February 8, 2022 Page 3

7.

Comment: We refer to comment 16 in the staff’s initial comment letter. Please respond to all parts of comment 16 with respect to MSD BDC SPV I. Please also confirm that no entity is a primarily controlled subsidiary of the Company per Staff’s definition in comment 16.

Response: The Company has set forth below responses to each of the Staff’s comments in comment 16:

(a)

The Company respectfully advises the Staff that it does not have a primarily controlled entity as defined in Section 2(a)(9) of the 1940 Act. The Company has a wholly-owned subsidiary, MSD BDC SPV I. The Company respectfully advises the Staff that it has revised the disclosure on page 15 of the Amended Registration Statement in response to the Staff’s comment.

(b)

The Company respectfully advises the Staff that it has revised the disclosure on page 15 of the Amended Registration Statement noting that Company complies with the provisions of the 1940 Act governing capital structure and leverage (Section 18, as modified by Section 61) on an aggregate basis with MSD BDC SPV I.

(c)

The Company respectfully advises the Staff that it has revised the disclosure on page 15 of the Amended Registration Statement noting that the investment adviser to the subsidiary complies with the provisions of the 1940 Act relating to investment advisory contracts (Section 15 as it applies through Section 59) as an investment adviser to the Company under Section 2(a) (20) of the 1940 Act in response to the Staff’s comment. The Company has filed the Investment Advisory Agreement by and between the Company and MSD Partners, L.P. (the “Adviser”) as an exhibit to the Amended Registration Statement. The Investment Advisory Agreement applies equally to MSD BDC SPV I as it is the Company’s wholly owned subsidiary.

(d)

The Company respectfully advises the Staff that it has revised the disclosure on page 15 of the Amended Registration Statement noting that MSD BDC SPV I complies with the provisions relating to affiliated transactions and custody (Section 17 as modified by Section 57) in response to the Staff’s comment.

(e)

The Company confirms to the Staff that the financial statements of MSD BDC SPV I are consolidated with those of the Company in accordance with U.S. Generally Accepted Accounting Principles, Regulation S-X and other applicable accounting guidance. In that regard, please note that the Company has included its audited financial statements in the Amended Registration Statement.

(f)

The Company respectfully advises the Staff that MSD BDC SPV I is organized in the U.S. and its board of directors will agree to inspection by the Staff of its books and records, which will be maintained in accordance with Section 31, as modified by Section 64 of the 1940 Act.

8.	Comment: Under the Section entitled “Defaulting Shareholder”, we note the following disclosure:

These remedies include, but are not limited to, prohibiting the Defaulting Investor from purchasing additional Shares on any future Drawdown Date and offering up to 100% of the Defaulting Investor’s Shares (the “Offered Shares”) first, to the other Shareholders (other than any defaulting other Shareholders) and if such other Shareholders do not purchase all of such Offered Shares, to third parties for purchase at a price equal to the lesser of the then net asset value of such Shares or the highest price reasonably obtainable by the Company. Emphasis added.

Please supplementally describe the Company’s policies and procedures to determine the highest price reasonably obtainable by the Company.

Anu Dubey, Senior Counsel February 8, 2022 Page 4

Response: The Company advises the Staff on a supplemental basis that it does not have a specific policy or procedure designed to determine the highest price reasonably obtainable by the Company in the context of working through the remedies associated with a defaulting shareholder. The Company can confirm that if it is ever in a situation where it needs to offer the shares that were supposed to be acquired by a Defaulting Investor to a third party, it will use its best efforts to obtain the highest price reasonably obtainable by deploying any necessary resources and relying on the expertise of its investment professionals in a manner that is consistent with its fiduciary duties to the Company.

9.	Comment: Under the section entitled Repurchases of Shares on page 19 of the Redline, please insert the word “promptly” before “in cash”.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 23 of the Amended Registration Statement in response to the Staff’s comment.

10.	Comment: Under the section entitled Repurchases of Shares on page 20 of the Redline, please remove the second and third bullet points and any reference to the use of a Promissory Note.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 24 of the Amended Registration Statement in response to the Staff’s comment.

11.

Comment: Under the section entitled Repurchases of Shares on page 20 of the Redline, please delete the sentence that begins with “The Company may also repurchase shares…” and the bullet points that follow, and replace it with a sentence stating that all repurchases will be consistent with 23(c), as modified by Section 61, of the 1940 Act and rules thereunder.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 24 of the Amended Registration Statement in response to the Staff’s comment.

12.	Comment: Please tell us whether or not investing in loans offered through lending platforms are a part of the Company’s principal investing strategies. If yes, there will be more comments.

Response: The Company respectfully advises the Staff on a supplemental basis that investing in loans offered through lending platforms is not a part of the Company’s principal investing strategies.

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If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0176 or Payam Siadatpour at (202) 383-0278.

Sincerely,

/s/ Payam Siadatpour
Payam Siadatpour

cc:	Robert Simonds, General Counsel, MSD Partners, L.P

Saritha Reddy, Chief Compliance Officer and Secretary, MSD Investment Corp.

Steven B. Boehm, Esq. Eversheds Sutherland (US) LLP